UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14962

CIRCOR INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

30 Corporate Drive, Suite 200
Burlington, MA 01803-4238
(781) 270-1200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1) holder*

*
On October 18, 2023, pursuant to the terms of that certain Agreement and Plan of Merger, by and among CIRCOR International, Inc., a Delaware corporation (the “Company”), Cube BidCo, Inc., a Delaware corporation (“Parent”), and Cube Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), dated as of June 5, 2023, as amended as of June 26, 2023 and June 29, 2023, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, CIRCOR International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CIRCOR International, Inc.

Date: October 30, 2023	By:	/s/ Jessica Wenzell
	Name:	Jessica Wenzell
	Title:	General Counsel & Chief People Officer